

April 22, 2014

<u>Via E-mail</u>
Thomas E. Faust Jr.
Chief Executive Officer
Eaton Vance Corp.
Two International Place
Boston, Massachusetts 02110

>   **Re: Eaton Vance Corp.**
>   **Form 10-K for Fiscal Year Ended October 31, 2013**
>   **Filed December 20, 2013**
>   **File No. 001-08100**

Dear Mr. Faust:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2013

Item 1A. Risk Factors, page 17

Our assets under management, which impact revenue, are subject to significant fluctuations, page 17

1. Please expand the risk factor to explain that "adverse market conditions" vary with respect to different products and the overall product mix. For example, you noted in your recent earning call that several of your products generally perform better in down markets and you have experienced net outflows in periods of strong market conditions.

2. To the extent that you believe investor risk tolerance is a significant driver of changes in assets under management, please expand this risk factor to explain the expected impact of a change in risk tolerance.

We may need to raise capital or refinance debt in the future, and resources may not be available to us in sufficient amounts or on acceptable terms, page 19

3. In future filings please expand your discussion to discuss expected needs for additional capital. For example, we note your disclosure on page 55 related to your contractual obligations of consolidated CLO entities.

Expansion into international markets and new products and services increases our operational, regulatory and other risks, page 20

4. Please expand the discussion to explain the potential consequences related to your foreign exchange rate risk.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28,

Non-operating Income (Expense), page 48

5. We note that you attribute the decline in your gains (losses) and other investment income, net during 2013 to a $3.1 million loss on a reverse treasury lock and a decline in investment gains and income recognized on your seed capital investments, including hedges associated with those investments. Given your stated hedging program related to your seed capital investments, please revise your disclosure in future filings to separately quantify the significant items that comprise your gains (losses) and other investment income, net.

Item 8. Financial Statements and Supplementary Data, page 66

Notes to Consolidated Financial Statements, page 75

Note 6. Fair Value Measurements, page 92

Valuation methodologies, page 94

6. We note that you use valuations provided by third party pricing services as the basis for your fair value measurements for several different types of financial instruments. Please revise your future filings to disclose the procedures you perform to validate the valuations received from such third party pricing services.

Note 9. VIE's, page 103

Consolidated CLO entities, page 103

7. In your discussion of Eaton Vance CLO 2013-1, you disclose that it began as a warehouse stage CLO in December 2012, and that during the warehouse phase, all of the subordinated interests of the entity in the form of redeemable preferred shares were controlled by affiliates of an investment manager unrelated to you. You also state that you initially consolidated Eaton Vance CLO 2013-1 on October 11, 2013 based on the fact that (a) in your role as collateral manager, you had the power to direct the activities that most significantly impact the economic performance of the entity, and (b) you had a more than insignificant variable interest in the entity by virtue of your commitment to acquire a 20 percent residual interest in the entity at closing. Please explain to us how you determined that you were not the primary beneficiary of this warehouse stage CLO prior to October 11, 2013 when the senior and subordinated note obligations were priced. In this regard, tell us if you shared power with any interest holder of Eaton Vance CLO 2013-1 during its warehouse phase, and what occurred on or prior to October 11, 2013 that allowed you to conclude that you alone, had the power to direct the activities that most significantly impacted the economic performance of the entity.

8. As a related matter, you indicate that your commitment to acquire a 20 percent residual interest in the entity was entered into at the time the senior and subordinated note obligations were priced. Please tell us whether this commitment was contemplated at some point during the warehouse stage prior to pricing, and if so, how this factored into your consolidation analysis.

Investments in VIEs that are not consolidated, page 107

Non-consolidated CLO entities, page 107

9. We note that for Eaton Vance CLO 2013-A, in which you hold a 16.7% subordinated interest, you have determined that you do not hold the power to direct the activities that are most significant to the CLO because that power is shared with the majority holder of the equity during the warehouse phase. Please respond to the following:

    *   Describe the capitalization structure of CLO 2013-A during the warehouse stage. For example, describe the different debt and equity tranches that were issued, and discuss the nature of the holders and the specific amounts held by each holder.
    *   Tell us whether you typically start your CLO issuances with a warehouse stage. If so, tell us whether the structure utilized in CLO 2013-A is typical of the warehousing structures utilized. If not, please describe the key differences.
    *   Discuss the key rights of each debt and equity holder during the warehouse stage.
    *   Describe the most significant activities performed by CLO 2013-A during the warehouse stage, and discuss the roles and rights of each debt and equity holder with respect to these activities during this stage.
    *   Tell us whether the equity holders in Eaton Vance CLO 2013-A are paid off at the time of closing of the CLO, or whether they remain in the structure post-closing. To the extent

that the equity holders continue to hold interests in the CLO post-closing, describe how the roles or rights have changed.

Note 11. Acquisitions, Goodwill and Intangible Assets, page 108

Atlanta Capital, page 109

10. We note your discussion of the put options held by the non-controlling interest holders of Atlanta Capital as well as your call options related to such non-controlling interests. We further note that on September 30, 2013, both you and the non-controlling interest holders of Atlanta Capital exercised a call and put option, respectively, requiring you to acquire additional profit and capital interest in Atlanta Capital. Please respond to the following:

- Describe the key terms of both the put and call options.
- Clarify whether these options were issued as a single freestanding instrument, separate freestanding instruments or embedded in the non-controlling interests.
- Explain in detail how you considered and applied the guidance in ASC 480-10-55-53 through 55-63.
- Revise your disclosure in future filings to clarify your accounting policies related to such put and call options.

11. As a related matter, you disclose that the exercise of these options (which were settled in December 2013) increased your capital ownership interest in Atlanta Capital from 99.4% to 99.9% and your profit ownership interest from 80.3% to 87.5%. Please explain the difference between your capital ownership interest and profit ownership interest in Atlanta Capital, and clarify how these various interests impact your consolidated financial statements. For example, clarify whether you could be in a situation where you held 100% of the equity (i.e. capital ownership) of Atlanta Capital, but still recognized NCI associated with this subsidiary in your financial statements due to the profit ownership interest held by third parties.

Risk Management, page 137

12. Please expand your risk management discussion to describe in more detail the various tools you use to monitor risk. You should address:
- Whether you have identified triggering events that require reports/communications to the committee;
- Whether you have a Chief Risk Officer and this person's role in the risk management process; and
- Potential challenges your organization faces in managing risk.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michelle Miller at (202) 551-3368 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director